[The link is to a shareholder letter posted by CTW Investment Group and available on EDGAR at https://www.sec.gov/Archives/edgar/data/1175454/000137773917000021/fltletter.htm.]

[The link is to a Bloomberg article entitled FleetCor Called CEO’s Personal ATM After Paying HIM $300 Million.]